Exhibit 99.1

HQ/CS/CL.24B/15126

28 May 2013

Sir,

Sub:	Information regarding Audited Financial Results for the Financial Year ended 31 March 2013 and Recommendation of Dividend.

Pursuant to clause 41 of the listing agreement with Indian Stock Exchanges, please find sent herewith the Audited Financial Results for the Financial Year ended 31 March 2013 according to Indian GAAP, which have been considered by the Board of Directors at their meeting held on 28 May 2013 (Attachment “A”).

2. The Board of Directors have recommended a dividend of Rupees 3/- (Three) per share for the Financial Year 2012-13.

Thanking you,

Yours faithfully,

For Tata Communications Limited

Satish Ranade
Company Secretary & Chief Legal Officer

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722037,39,41

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Central Depository Services (India) Limited. Fax : 2267 3199.

Tata Communications Limited

Plot C 21 & C 36 ‘G’ Block Bandra Kurla Complex, Mumbai 400 098 India

Regd. Office : VSB, Mahatma Gandhi Road, Fort, Mumbai – 400 001 India

Tel 91 22 6657 8765 Fax 91 22 6725 1962 website www.tatacommunications.com

TATA COMMUNICATIONS LIMITED

REGD. OFFICE: VSB, M.G. ROAD, FORT, MUMBAI-400001.

( in Lakhs)

A.	STATEMENT OF AUDITED STANDALONE FINANCIAL RESULTS FOR THE FINANCIAL YEAR ENDED MARCH 31, 2013

Part I

		Standalone
		For the quarter ended			For the year ended
	Particulars	March 31 2013	December 31 2012	March 31 2012	March 31 2013	March 31 2012
		(audited) (Refer note 2)	(unaudited)	(audited) (Refer note 2)	(audited)	(audited)
1	Income from Operations	115023	108923	110064	441612	409177

2	Expenses
	a. Network and transmission	46196	47261	48513	196320	173650
	b. Employee benefit	15673	14286	17362	63946	62224
	c. Depreciation and amortization	19790	19701	19456	76240	70708
	d. Other	20407	18808	20450	81325	74506

	e. Total Expenditure (2a to 2d)	102066	100056	105781	417831	381088

3	Profit / (Loss) from Operations before Other Income, Finance costs and Exceptional Items (1 - 2)	12957	8867	4283	23781	28089
4	Other Income	6839	6452	5878	38022	17910

5	Profit / (Loss) from Ordinary Activities before Finance costs and Exceptional Items (3 + 4)	19796	15319	10161	61803	45999

6	Finance Cost	2158	3162	4010	11969	19487

7	Profit / (Loss) from Ordinary activities after Finance costs but before Exceptional Items (5 - 6)	17638	12157	6151	49834	26512
8	Exceptional Items loss/(gain)	(18336)	2501	—	(15835)	—

9	Profit / (Loss) from Ordinary Activities before Tax (7 - 8)	35974	9656	6151	65669	26512

10	Tax Expense	9019	2896	2331	18145	9378

11	Net Profit / (Loss) from Ordinary Activities after Tax (9 - 10)	26955	6760	3820	47524	17134

12	Extraordinary Items (net of Tax Expense)	—	—	—	—	—

13	Net Profit/(Loss) for the period (11 - 12)	26955	6760	3820	47524	17134

14	Paid up Equity Share Capital (Face value of 10 per share)	28500	28500	28500	28500	28500
15	Paid up Debt Capital				77470	135729
16	Reserves excluding Revaluation Reserve				702495	664505
17	Debenture Redemption Reserve				35013	73074

18	Earnings Per Share (EPS)	9.46	2.37	1.34	16.68	6.01
	Basic and diluted earnings per share before and after Extraordinary Items ( )
19	Debt Equity Ratio				0.10	0.19
20	Debt Service Coverage Ratio (DSCR)#				1.90	1.16
21	Interest Service Coverage Ratio (ISCR)##				11.55	5.97

#	DSCR = (profit from ordinary activities before tax and exceptional Items + depreciation + interest on long-term loans)/(interest on long-term loans + repayment of long-term loans during the year)*
##	ISCR = (profit from ordinary activities before Tax and exceptional Items + depreciation + interest on long-term loans)/interest on long-term loans*
*	Loans having original maturity of more than 360 days are considered as long-term loans.

A.	STATEMENT OF AUDITED STANDALONE FINANCIAL RESULTS FOR THE FINANCIAL YEAR ENDED MARCH 31, 2013

Part II

	For the quarter ended			For the year ended
A) Particulars of Shareholding	March 31 2013	December 31 2012	March 31 2012	March 13 2013	March 31 2012
1. Public shareholding a. Number of shares	53803177	52155457	50411507	53803177	50411507
b. Percentage of shareholding	18.88%	18.30%	17.69%	18.88%	17.69%

2. Promoters and Promoter Group Shareholding
a. Pledged / Encumbered - Number of Shares	10000000	10000000	10000000	10000000	10000000
- Percentage of Shares (as a % of the total shareholding of promoters and promoter group)	4.61%	4.61%	4.61%	4.61%	4.61%
- Percentage of Shares (as a % of the total share capital of the Company)	3.51%	3.51%	3.51%	3.51%	3.51%
b. Non-encumbered - Number of Shares	207028873	207028873	207028873	207028873	207028873
- Percentage of Shares (as a % of the total shareholding of promoters and promoter group)	95.39%	95.39%	95.39%	95.39%	95.39%
- Percentage of Shares (as a % of the total share capital of the Company)	72.64%	72.64%	72.64%	72.64%	72.64%

3. Shares held by custodian and against which Depository Receipts have been issued-
(I) Promoters and promoters group	—	—	—	—	—
(II) Public	14167950	15815670	17559620	14167950	17559620

Particulars	Quarter ended on 31.03.2013
B) Investor complaints
Pending at the beginning of the quarter	Nil
Received during the quarter	3
Resolved during the quarter	3
Remaining unresolved at the end of the quarter	Nil

( in Lakhs)

B.	STATEMENT OF AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE FINANCIAL YEAR ENDED MARCH 31, 2013

Part I

		Consolidated
		For the quarter ended			For the year ended
		March 31 2013	December 31 2012	March 31 2012	March 31 2013	March 31 2012
	Particulars	(audited) (Refer note 2)	(unaudited)	(audited) (Refer note 2)	(audited)	(audited)
1	Income from Operations	440046	443411	396128	1721295	1419605

2	Expenses
	a. Network Costs	248925	249464	216099	965633	789361
	b. Employee benefits	60486	56823	62873	241146	211991
	c. Depreciation and Amortization	42728	54004	49278	202705	182004
	d. Other	81981	77018	68628	308545	239104

	e. Total Expenditure (2a to 2d)	434120	437309	396878	1718029	1422460

3	Profit / (Loss) from Operations before Other Income, Finance costs and Exceptional Items (1 - 2)	5926	6102	(750)	3266	(2855)
4	Other Income / (Expense), Net	4137	4019	5404	22659	14480

5	Profit / (Loss) from Ordinary Activities before Finance costs and Exceptional Items (3 + 4)	10063	10121	4654	25925	11625

6	Finance Costs	18781	18883	18581	79414	83427

7	Profit / (Loss) from Ordinary Activities after Finance costs but before Exceptional Items (5 - 6)	(8718)	(8762)	(13927)	(53489)	(71802)
8	Exceptional Items loss/(gain)	(18332)	7914	—	(10418)	—

9	Profit / (Loss) from Ordinary Activities before Tax (7-8)	9614	(16676)	(13927)	(43071)	(71802)

10	Tax Expense	10808	4046	131	22020	6595

11	Net Profit / (Loss) from Ordinary Activities after Tax (9 – 10)	(1194)	(20722)	(14058)	(65091)	(78397)

12	Extraordinary Items (net of Tax Expense)	—	—	—	—	—

13	Net Profit / (Loss) for the period (11 - 12)	(1194)	(20722)	(14058)	(65091)	(78397)

14	Share in Profit / (Loss) of Associates	37	(36)	92	25	(418)

15	Minority Interest	637	657	(12128)	2735	(650)

16	Net Profit / (Loss) after taxes, minority interest and share of profit/(loss) of associates (13+14+15)	(520)	(20101)	(26094)	(62331)	(79465)

17	Paid up Equity Share Capital (Face value of 10 per share)	28500	28500	28500	28500	28500

18	Reserves excluding Revaluation Reserve				93510	179038

19	Debenture Redemption Reserve				35013	73074

20	Earnings Per Share (EPS)	(0.18)	(7.05)	(9.16)	(21.87)	(27.88)
	Basic and diluted earnings per share before and after Extraordinary Items ( )

C.	Standalone Business Segment Information:

( in Lakhs)

	Standalone
	For the quarter ended			For the year ended
	March 31 2013	December 31 2012	March 31 2012	March 31 2013	March 31 2012
Particulars	(audited) (Refer note 2)	(unaudited)	(audited) (Refer note 2)	(audited)	(audited)
Income from Operations
Global Voice Solutions	31013	26335	34165	119311	127142
Global Data and Managed Services	84010	82588	75899	322301	282035

Total	115023	108923	110064	441612	409177

Segment result
Global Voice Solutions	(1357)	(5748)	667	(14423)	8750
Global Data and Managed Services	67403	66124	61007	251273	218981

Total	66046	60376	61674	236850	227731

Less :
(i) Finance Cost	2158	3162	4010	11969	19487
(ii) Other Unallocable Expenses (net)	*27914	**47558	51513	***159212	181732

Profit / (Loss) before Taxes	35974	9656	6151	65669	26512

*	Includes Exceptional Items (18336)
**	Includes Exceptional Items 2501
***	Includes Exceptional Items (15835)

D.	Consolidated Business Segment Information:

( in Lakhs)

	Consolidated
	For the quarter ended			For the year ended
	March 31 2013	December 31 2012	March 31 2012	March 31 2013	March 31 2012
Particulars	(audited) (Refer note 2)	(unaudited)	(audited) (Refer note 2)	(audited)	(audited)
Income from Operations
Global Voice Solutions	218818	221427	189643	856469	681180
Global Data and Managed Services	174632	173888	161263	675343	564616
South Africa Operations	46410	47877	44704	188548	172378
Others	186	219	518	935	1431

Total	440046	443411	396128	1721295	1419605

Segment result
Global Voice Solutions	37047	35330	33011	140359	117745
Global Data and Managed Services	120355	121932	117906	473782	413917
South Africa Operations	2172	227	(520)	5148	(17747)
Others	(2644)	(506)	(273)	(3544)	(1587)

Total	156930	156983	150124	615745	512328

Less :
(i) Finance Costs	18781	18883	18581	79414	83427
(ii) Other Unallocable Expenses (net)	*128535	**154776	145470	***579402	500703

Profit / (Loss) before Taxes	9614	(16676)	(13927)	(43071)	(71802)

*	Includes Exceptional items (18332)
**	Includes Exceptional items 7914
***	Includes Exceptional items (10418)

Notes to Segments:

The Company’s reportable business segments are Global Voice Solutions (GVS), Global Data and Managed Services (GDMS), South Africa Operations and others. The composition of the reportable segments is as follows:

GVS includes International and National Long Distance Voice services.

GDMS includes Corporate Data Transmission services, data center, virtual private network signalling and roaming services, television and other network and managed services.

South Africa Operations are carried out by the Company’s subsidiary Neotel Pty Ltd. and comprise wholesale international voice and data transit, enterprise business solution services for the wholesale and corporate market, telephony and data services for retail customers in South Africa.

Others primarily comprise a Joint venture business.

Revenues and interconnect charges are directly attributable to the segments. Space segment utilization charges, rent of landlines and other network and transmission costs are allocated based on utilization of satellite and landlines. License fee for GVS and GDMS have been allocated based on net adjusted gross revenues from these services. Segment result is segment revenues less segment expenses. Certain costs including depreciation which are not allocable to GVS and GDMS have been classified as “Other Unallocable Expenses (net)”.

Telecommunication services are provided utilizing the Company’s assets which do not generally make a distinction between the types of services. As a result, fixed assets are used interchangeably between segments. In the absence of a meaningful basis to allocate assets and liabilities between segments, no allocation has been made.

E.	Statement of Standalone Assets and Liabilities as at March 31 2013

( in Lakhs)

Particulars	Standalone
	As at March 2013	As at March 2012
A EQUITY AND LIABILITIES
1. Shareholders’ funds
(a) Share Capital	28500	28500
(b) Reserves and Surplus	723142	685197

Sub-total - Shareholders’ funds	751642	713697

2. Non-current liabilities
(a) Long-term borrowings	62500	82500
(b) Deferred tax liabilities (Net)	—	1642
(c) Other Long term liabilities	39156	38408
(d) Long-term provisions	12216	12768

Sub-total - Non-current liabilities	113872	135318

3. Current liabilities
(a) Short-term borrowings	14970	12583
(b) Trade payables	124830	120214
(c) Other current liabilities	53717	95269
(d) Short-term provisions	11052	8530

Sub-total - Current liabilities	204569	236596

TOTAL - EQUITY AND LIABILITIES	1070083	1085611

B ASSETS
1. Non-current assets
(a) Fixed assets
(i) Tangible assets	469491	466110
(ii) Intangible assets	13854	9090
(iii) Capital work-in-progress	17466	30334
(b) Non-current investments	203051	178827
(c) Deferred tax assets	871	—
(d) Long-term loans and advances	168302	276194
(e) Other non-current assets	808	808

Sub-total - Non-current assets	873843	961363

2. Current assets
(a) Current investments	46241	—
(b) Inventories - Stores and Spares	420	45
(c) Trade receivables	86102	84577
(d) Cash and Bank Balances	32862	5332
(e) Short-term loans and advances	28585	31831
(f) Other current assets	2030	2463

Sub-total - Current assets	196240	124248

TOTAL - ASSETS	1070083	1085611

Note:

Previous year figures have been recast/ restated to conform to the classification of the current period.

Notes:

1.	The above Standalone and Consolidated results of the Company for the financial year ended March 31, 2013 which have been reviewed by the audit committee and audited by the statutory auditors were taken on record and approved by the Board of Directors at their meeting held on May 28, 2013.

2.	The figures of the last quarter are the balancing figures between the audited figures in respect of the full financial year and the published year to date figures up to the third quarter of the current financial year.

3.	The Board of Directors at its meeting held on May 28, 2013, proposed a dividend of 3 (Previous year 2) per equity share.

4.	During the year 2013, the Company has submitted to the Bombay and the National Stock Exchange the proposed “Scheme of Arrangement” between the Company and the S&A Internet Services Private Limited (“the Subsidiary Company”), for transfer of the IDC division (Colocation Service division of the Company) on going concern basis to the Subsidiary Company. The Scheme has been approved by the Board of Directors of the Company at its meeting held on 1 March 2013, and is subject to the approval of the shareholders and the Bombay High Court. The financial results do not include any adjustments that may arise on implementation of the Scheme.

5.	Other Income includes:

Foreign exchange fluctuation

( in Lakhs)

(Net foreign exchange (gain)/loss	For the quarter ended			For the year ended
	March 31 2013	December 31 2012	March 31 2012	March 31 2013	March 31 2012
	(audited) (Refer note 2)	(unaudited)	(audited) (Refer note 2)	(audited)	(audited)
- Standalone	(448)	(21)	(1871)	(1543)	(2696)
- Consolidated	1162	232	(3783)	1448	(3406)

6.	During the fiscal year, the Company has reassessed the economic useful life of certain fixed assets which has resulted in net reduction in depreciation expenses of 35 lakhs for the quarter and year ended March 31, 2013 in its standalone financials and 12862 lakhs for the quarter ended March 31, 2013 and 15900 lakhs (Previous year - Nil) for the year ended March 31, 2013 in its consolidated financials.

7.	Standalone results for the quarter and the financial year ended March 31, 2013 include exceptional items towards employee cost optimization expenses amounting to 626 lakhs and 3127 lakhs (Previous year - Nil) respectively and gain on sale of fixed asset of 18962 lakhs (Previous year - Nil).

Consolidated results for the quarter and the financial year ended March 31, 2013 include exceptional items towards employee cost optimization expenses amounting to 630 lakhs and 8544 lakhs (Previous year - Nil) respectively and gain on sale of fixed asset of 18962 lakhs (Previous year - Nil).

8.	The previous period’s figures have been rearranged wherever necessary to make them comparable with the current period’s figures.

For TATA COMMUNICATIONS LIMITED

VINOD KUMAR
MANAGING DIRECTOR &
GROUP CEO

Place : Mumbai.

Date : May 28, 2013